UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  March 22, 2007

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release dated March 22, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

March 22, 2007

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 09, 2007

Gold Mineralization Intersected at J-Pacific's Montgolfier Project

Favourable host rock encountered at initial two target zones

VANCOUVER, MARCH 22, 2007 - J-Pacific Gold Inc. (TSXV - JPN, OTCBB - JPNJF) reports initial results from the 10,000-metre core drilling program at its Montgolfier Project. Located in the Casa Berardi greenstone belt of northwestern Quebec, the Montgolfier Project is 85 kilometres west of Matagami and 40 kilometres east of the Casa Berardi gold mine.

Promising assay results from the first six holes testing Target Areas No. 1 and No. 2 have been received. The two areas are over two kilometres apart, at the western portion of the Montgolfier Project.

At Target Area No. 1, drill hole JPN07-01 intersected 0.28g Au/t over 16.0 metres, in graphitic schists associated with the Casa Berardi Fault ("CFB"), at an estimated vertical depth of 129 metres. However, approximately 20 metres down the hole and north of the fault, the hole cut through a 15-metre-wide zone of favourable quartz-sulphide- tourmaline veining. Although this hydrothermal quartz vein zone is only weakly anomalous in gold (around 100 ppb,) it contains between five and 25 per cent arsenopyrite and pyrite.

At Target Area No. 2, four separate gold-bearing intersections were encountered in hole JPN07-06, within a 30-metre zone of strongly deformed muscovite- and pyrite-altered volcanic schists that are weakly anomalous in gold, at an estimated vertical depth of 163 metres: 2.4g Au/t over 1.4 metres, 2.9g Au/t over 1.1 metres, 1.9g Au/t over 7.1 metres, and 1.3g Au/t over 1.6 metres.

In discussing the program, Nick Ferris, President and CEO, said, "This is a great start to our latest exploration program. It's no small challenge to find narrow, steeply plunging structures blindly, through 30 to 60 metres of overburden over such a long strike length. We've been drilling relatively shallow holes into the bedrock below the overburden, in search of rock types favourable for hosting gold. To discover the right rocks and gold mineralization within the first two target areas is a testament to our geological team's targeting skill.

"Gold mineralization in this geological setting can occur at various depths," continued Mr. Ferris. "Now that we've found host rock, we must be persistent to discover those areas where the gold has concentrated."

A map illustrating the relative position of the drill holes is posted on the J-Pacific website. The characteristics of these holes and significant assay results are presented in the table below.

Hole ID	UTM_E	UTM_N	Azimuth	Dip	Length	From	To	Length*	Grade	Depth from surface
			(degrees)	(degrees)	(Metres)	(Metres)	(Metres)	(Metres)	(g Au/t)	(Metres)
JPN07-01	655,830	5,496,500	360	-50	393	159.9	176.0	16.1	0.28	129
JPN07-02	655,830	5,496,600	360	-67	157	62.0	62.7	0.7	1.13	57
JPN07-03	655,775	5,496,550	360	-55	240	NSV*
JPN07-04	658,070	5,496,900	350	-50	378	NSV
JPN07-05	660,100	5,496,850	180	-50	194	(abandoned)
JPN07-06	658,090	5,496,770	350	-50	357	212.0	213.4	1.4	2.37	163
						221.0	222.1	1.1	2.85	170
						225.9	233.0	7.1	1.87	176
						230.0	232.0	2.0	3.46	177
						242.0	243.6	1.6	1.34	186

* Core length intervals; true widths are approximately 75 per cent of reported core length intervals
NSV = no significant assay results.

PROGRAM DETAILS

Target Area No.1

Target Area No. 1, at the west end of the Montgolfier Project, was tested with three holes, to investigate an apparent resistivity low associated with the Casa Berardi Fault. In this area, a historical core hole (85-BM-03) drilled in 1985 by Boulder Mining Resources Inc. (source: GM 43820) had intersected visible gold in a narrow quartz- tourmaline veinlet that yielded 6.3g Au/t over a core length of one metre. Hole JPN07-01 (100 metres west of 85-BM-03) intersected 0.3g Au/t over 16.1 metres in graphitic schists associated with the Casa Berardi Fault CBF. Approximately 20 metres down the hole and north of the fault, a 15-metre zone of quartz-sulphide-tourmaline veining was intersected, at approximately 150 metres vertical depth. The veins consist of decimetre- to metre-scale hydrothermal quartz breccia, with sulphide cement cut by narrow, centimetre-scale quartz-tourmaline veinlets and injected in strongly deformed altered schists. The vein sections contain between five and 25 per cent arsenopyrite and pyrite. Assay samples from this quartz vein zone yielded weakly anomalous gold (approximately 100 parts per billion). Hole JPN07-02 (100 metres north of JPN07-01), drilled to investigate the north contact of the sedimentary basin, yielded 1.1g Au/t over 0.7 metres south of the CBF. Hole JPN07-03 (50 metres west and 66 metres north of JPN07-01), drilled to test the continuity of the quartz-sulphide vein zone from JPN07-01, intersected barren minor quartz-pyrite-arsenopyrite veining over narrower widths, and weak gold anomalies in the graphitic CBF.

The quartz-arsenopyrite-tourmaline hydrothermal breccia intersected by hole JPN07-01 appears to be barren or only weakly anomalous in gold. However, the location of the vein zone, proximal to the CBF and associated with ductile-deformed altered schists and multi-stage hydrothermal texture, suggests the right environment for the presence of quartz vein-type gold mineralization. This vein field, which is buried under 30 to 60 metres of overburden, was intersected at a vertical depth of approximately 150 metres and is open at depth.

Target Area No. 2

Target Area No. 2, approximately two kilometres east of Target Area No. 1, was investigated by three holes. Holes JPN07-04 and JPN07-06 were drilled on a fence, to investigate an apparent resistivity low associated with the Casa Berardi Fault approximately 2.3 kilometres east of hole JPN07-01. This low occurs 100 metres west of a historical hole (H-301A) drilled during the 1990s that yielded a two-metre core length intercept grading 1.77g Au/t. Hole JPN07-04 was drilled toward the north, to probe the northern contact of the Taibi Sedimentary Basin. It intersected 11 metres of barren graphitic schists and ended its course in unaltered metavolcanic rocks. Hole JPN07-06 was drilled northward 130 metres behind hole JPN07-04, to investigate the lateral extension of the weakly auriferous zone intersected by the historical hole H-301A. Three separate graphitic faults associated with the main Casa Berardi Fault were intersected between 248 and 286 metres. The southernmost graphitic structure occurs along the northern contact of a strongly deformed zone of volcanic schists, which is characterized by strong silica and muscovite alteration and disseminated pyrite (traces to seven per cent) that yielded four separate auriferous zones over a 30-metre core length interval: 2.4g Au/t over 1.4 metres, 2.9g Au/t over 1.1 metres, 1.9g Au/t over 8.1 metres, and 1.3g Au/t over 1.6 metres. The interleaving altered schists are weakly anomalous in gold.

The strongly altered gold-bearing schists intersected in hole JPN07-06 can be traced along the CBF over a strike length of at least two kilometres, using historical drilling data from public assessment records.

Hole JPN07-05 was collated approximately two kilometres east of JPN07-06, and was drilled to probe interpreted faulted banded-iron formations near the southern contact of the Taibi sedimentary basin. The hole was lost at approximately one-half its planned 400-metre depth because of technical drilling problems.

BACKGROUND

The drilling program commenced in January 2007 is focused on eight priority target areas generated by SRK Consulting ("SRK"), based on its interpretation of airborne geophysical data acquired in 2005 and the review of historical exploration work. The planned program includes 27 drill holes totalling approximately 10,000 metres, comprising: 11 holes to investigate the main Casa Berardi Fault in five separate areas over a strike length of 15 kilometres; 10 holes to test faulted banded-iron formation within the Taibi Sedimentary Sequence, south of the Casa Berardi Fault; and six holes to probe two major splays of the Casa Berardi Fault that intersect segmented banded-iron formation, in the eastern portion of the property. Drilling is ongoing. Assay results are still pending for 16 additional holes (JPN07-07 to JPN07-22) already completed on the project.

The Montgolfier Project straddles the Casa Berardi Tectonic Zone, approximately 30 kilometres east of the Casa Berardi Mine, where Aurizon Mines Ltd. has outlined a mineral reserve of 4.9 million tonnes grading 7.69g Au/t (equivalent to 1,212,800 oz. Au); with an indicated mineral resource of 2.7 million tonnes grading 5.11g Au/t (equivalent to 446,800 oz. Au); and an inferred mineral resource of 5.7 million tonnes grading 6.50g Au/t (equivalent to 1,184,000 oz. Au) (Source: Aurizon Mines Ltd. website).

The presence of gold reserves and resources at the Casa Berardi Mine does not necessarily indicate that gold resources will be delineated on the Montgolfier Property. However, SRK has extrapolated similarities in the stratigraphy and structural setting of the Montgolfier Property to those of the Casa Berardi Mine, as well as to other occurrences of gold mineralization in the Casa Berardi Tectonic Zone.

Assay samples were collected from NQ-size core cut in half lengthwise with a diamond saw. Assay sample lengths vary from 0.2 to 2.0 metres, depending on geology. Gold assays are performed using fire assay procedures with an atomic absorption finish on a 30-gram charge. Assay results grading above 1.0g Au/t are repeated with a gravimetric finish. J-Pacific employs industry best practices quality assurance and quality control procedures for all its exploration programs. All assays are conducted by Laboratoire Expert Inc. in Rouyn-Noranda, Quebec. While Laboratoire Expert is not ISO accredited, it is independent, maintains an internal quality control program and participates annually in CANMET round-robin proficiency testing. Analytical quality control measures include the use of replicate assays, certified reference material samples and blanks in all batches of samples sent for assaying.

The drilling has been contracted to Major Drilling Group International Inc. On-site geological expertise is provided by IOS Services Geoscientifiques Inc., a Quebec-based geological consulting company, under the supervision of SRK's Dr. Jean-Francois Couture, P.Geo., J-Pacific's qualified person for this project for the purpose of National Instrument 43-101, who has reviewed and approved this news release.

On behalf of the Board of Directors

"N. Ferris"
President and CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For more information, visit www.jpgold.com, or call or e-mail:

Contact:
Nick Ferris, President and CEO
J-Pacific Gold Inc.
Tel: +1 (888) 236-5200
Fax: +1 (604) 684-6678
E-mail: info@jpgold.com

Media Inquiries:
Victor Webb/Madlene Olson
Marston Webb International
Tel: +1 (212) 684-6601
Fax: +1 (212) 725-4709
E-mail: marwebint@cs.com

Statements in this press release, other than statements of historical information, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. Actual performance and results may differ materially from those projected or suggested due to certain risks and uncertainties, some of which are described below. Such forward-looking statements include comments regarding the establishment and estimates of mineral reserves [and non-reserve mineralized material], future increases in mineral reserves, the recovery of any mineral reserves, construction cost estimates, construction completion dates, equipment requirements and costs, production, production commencement dates, grade, processing capacity, potential mine life, results of feasibility studies, development, costs and expenditures. Factors that could cause actual results to differ materially include timing of and unexpected events during construction, expansion and start-up; variations in ore grade, tons mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms for equipment, construction, working capital and other purposes; the availability of adequate power and water supplies; the availability of adequate mining equipment; technical, permitting, mining or processing issues; and fluctuations in gold price and costs. There can be no assurance that future developments affecting the Company will be those anticipated by management.

The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management's estimate as of any date other than the date of this press release. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from those projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the past 12 months, copies of which are available from the SEC or may be obtained upon request from the Company.